                                                                    Exhibit 99.2










Excerpts from pages 14-19 and 23 of the Rogers Wireless Inc. Report on Form 20-F for the Year Ended 2001, filed with the SEC on June 28, 2002

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

The financial information presented has been prepared on the basis of Canadian GAAP. Please refer to Note 18 of the consolidated financial statements for a summary of differences between Canadian and United States GAAP. This discussion is supplemental to and should be read in conjunction with the consolidated financial statements and notes thereto provided with this Form 20-F.

For purposes of this discussion, revenue figures have been divided into the following categories: (1) wireless voice, (2) data and messaging services and
(3) equipment sales. Wireless generates its wireless voice revenues from (a) monthly fees; (b) airtime, usage and long-distance charges; (c) optional service charges; (d) system access fees and (e) roaming charges. Wireless generates data and messaging revenues from monthly fees and usage charges. Equipment sales revenue is generated from the sale of hardware and accessories to independent dealers, agents and retailers.

Wireless' operating expenses comprise (1) sales and marketing expenses, (2) network operating expenses, (3) customer care expenses, (4) costs of delivery and (5) general and administrative expenses including management fees paid to RCI. Sales and marketing expenses consist primarily of (a) subscriber acquisition costs, including dealer commissions and costs associated with providing handsets, (b) subscriber retention costs, including costs related to handset upgrades for qualified subscribers, (c) residual payments to Wireless' sales channels, (d) advertising costs and (e) remuneration costs. Network operating expenses comprise primarily (a) rent, maintenance and utility costs associated with cell sites, (b) Industry Canada licensing fees associated with radio channels and (c) remuneration costs for network support. Customer care expenses consist of (a) general costs associated with customer care, billing, credit and collections and (b) additional costs associated with the implementation of Wireless' new customer care and billing system. Cost of delivery expenses consist of (a) intercarrier payments to roaming partners and long distance carriers and (b) CRTC contribution levy.

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(In millions of dollars)
                                                       2001            2000            Chg.             % Chg.
                                                       ----            ----            ----             ------
Revenue (1)
Wireless voice                                       $1,515.3        $1,376.8        $  138.5            10.1
Data and messaging                                       56.5            60.7            (4.2)           (6.9)
                                                     --------        --------        --------           -----
Network revenue                                       1,571.8         1,437.5           134.3             9.3
Equipment sales                                         181.3           201.6           (20.3)          (10.1)
                                                     --------        --------        --------           -----
Total                                                 1,753.1         1,639.1           114.0             7.0
                                                     --------        --------        --------           -----
Operating expenses
  Sales and marketing, excluding retention              399.8           364.7            35.1             9.6
  Other                                                 952.0           873.8            78.2             8.9
                                                     --------        --------        --------           -----
                                                      1,351.8         1,238.5           113.3             9.1
                                                     --------        --------        --------           -----

Operating profit (2)                                    401.3           400.6             0.7             0.2
Operating profit margin as a % of revenue (2)            22.9%           24.4%           (1.5%)          (6.1)

Depreciation and amortization                           391.8           334.6            57.2            17.1
Interest expense                                        184.3           128.0            56.3            44.0
Other (income) expense                                   (2.0)            0.6            (2.6)             --
Income taxes                                              6.9             4.5             2.4            53.5
                                                     --------        --------        --------           -----
Loss for the year                                    $ (179.8)       $  (67.2)       $ (112.6)             --
                                                     ========        ========        ========           =====

Capital expenditures (excludes spectrum license
acquisition costs of $396.8 million)                 $  654.5        $  526.0        $  128.5            24.4

(1) Revenue has been restated to record gross roaming revenue in accordance with recent accounting guidance and industry practice. Subscriber roaming expenses are now reported as operating expenses. Previously, these expenses and the associated revenue generated from such roaming services were netted against one another and recorded in revenues. As a result, revenue for the years ended December 31, 2001 and 2000 has been increased by approximately $109.4 million and $107.0 million, respectively, and operating, general and administrative expenses have increased by the same amounts. Operating profit for all periods presented is unaffected by the change. All references to revenue (including average revenue per user) and operating expenses (including average monthly operating expenses before sales and marketing costs per subscriber) reflect this change.

(2) Operating profit, defined herein as operating income before depreciation and amortization, interest, income taxes and other non-recurring and non-operating items, is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results within the industry. Operating profit is not a defined term within either Canadian or U.S. GAAP and this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with Canadian GAAP and U.S. GAAP.

OPERATING HIGHLIGHTS

The operating highlights in 2001 included the following:

- The net addition of over 465,000 wireless voice subscribers, representing an increase of 24.7% from 373,300 net additions in 2000;

- An 18.4% increase in total wireless voice subscribers, to end the year at 2,992,000 subscribers;

- The total number of voice subscribers on digital service at December 31, 2001, was approximately 67%, as compared to approximately 58% at the end of 2000;

- Reduced average monthly postpaid wireless voice subscriber churn to an average monthly rate of 2.24% in 2001 as compared to 2.30% in 2000;

- Successful participation in Industry Canada's spectrum licensing auction in January 2001 resulted in the acquisition of 23 licenses of 10 MHz of spectrum in various regions across Canada;

- Launched GSM/GPRS wireless voice and data services to 85% of the Canadian population, with plans to match Wireless' analog coverage of 93% by mid-2002;

- Completion of the implementation of Wireless' new Amdocs billing and customer care system with the integration of its data and messaging customers, creating an important building block for new revenue opportunities and operating efficiencies;

- Nadir Mohamed assumed the role of President and CEO of Wireless and RWCI in the second quarter of 2001. The sales, marketing and service leadership teams were subsequently enhanced with the addition of experienced wireless industry operating executives;

- On September 11, 2001, RWCI's minority shareholders voted not to approve the proposed transaction by RCI to acquire all of RWCI's outstanding Class B Restricted Voting shares owned by the public. Accordingly, the proposed transaction did not proceed and RWCI continues to go forward as a public company;

- Completion of three financing transactions (refer to Notes 9, 10 and 14 of the consolidated financial statements for full details):

      - On April 12, 2001, Wireless amended its bank credit facility which provides it with a revolving credit facility of $700 million with no reduction until April 30, 2006, and a final maturity on April 30, 2008;

      - In February and March, 2001, Wireless issued an aggregate $393.5 million Class A Common shares to RWCI to fund its spectrum license auction payment;

      - On May 2, 2001, Wireless closed a debt issue in an aggregate amount of US$500 million (approximately C$770.4 million) of 9.625% Senior (Secured) Notes due May 1, 2011. Wireless has hedged the full amount of the US$500 million with respect to foreign exchange.

WIRELESS VOICE REVENUE AND SUBSCRIBERS

                                                                                        Year Ended December 31,
                                                                                        -----------------------
(Subscriber statistics in thousands except ARPU, churn and usage)         2001           2000           Chg.             %Chg.
-----------------------------------------------------------------         ----           ----           ----             -----
Total - Postpaid and Prepaid
Gross additions                                                          1,221.1        1,053.4          167.7            15.9
Net additions                                                              465.4          373.3           92.1            24.7
Total subscribers                                                        2,991.8        2,526.4          465.4            18.4
ARPU (blended) (1)                                                     $   46.60      $   50.02      $   (3.42)           (6.8)

Postpaid
Gross additions                                                            800.2          732.7           67.5             9.2
Net additions                                                              197.5          198.4           (0.9)           (0.5)
Total subscribers                                                        2,257.3        2,059.8          197.5             9.6
ARPU                                                                   $   56.39      $   57.25      $   (0.86)           (1.5)
Average monthly usage (minutes)                                              302            263             39            14.8
Churn (%)                                                                   2.24           2.30          (0.06)           (2.6)

Prepaid
Gross additions                                                            420.9          320.7          100.2            31.2
Net additions                                                              267.9          174.9           93.0            53.2
Total subscribers                                                          734.5          466.6          267.9            57.4
ARPU (1)                                                               $   10.29      $   10.08      $    0.21             2.1
Churn (%)                                                                   2.75           3.55          (0.80)          (22.5)

      (1) Prepaid ARPU calculated on the retail price of the card less approximately 20% distribution commission cost.

Wireless voice revenue in 2001, which accounted for 86.4% of Wireless' total revenue, totaled $1,515.3 million, a $138.5 million or 10.1% increase from 2000. This increase reflects an 18.4% increase in the number of wireless voice subscribers over fiscal 2000 and a $41.9 million increase in contribution revenues collected in the form of increased system access fees, partially offset by a 6.8% decline in blended monthly average revenue per user ("ARPU"). Monthly ARPU in 2001 was $46.60, down $3.42 from $50.02 in 2000. This trend in monthly ARPU is primarily attributable to an increase in the proportion of Wireless' subscribers that subscribe to its prepaid wireless service, from 18.5% of the total wireless voice subscriber base in 2000 to 24.6% at the end of 2001. Prepaid wireless voice net additions of 267,900 in 2001, accounted for 57.6% of the total net additions in the year as compared to 46.9% in 2000. Prepaid monthly ARPU averaged $10.29 in 2001 compared to $10.08 in 2000. Monthly postpaid ARPU was $56.39, down $0.86, or 1.5%, from $57.25 in 2000. Higher system access fees had the effect of improving postpaid ARPU by approximately $1.29 for the year. Average monthly airtime usage per postpaid subscriber increased to 302 minutes in 2001 from 263 minutes in 2000.

Average monthly postpaid churn improved to 2.24% as compared to 2.30% in 2000. Wireless took a number of steps in 2001 to facilitate improved churn performance, including refocusing customer retention programs to reduce churn levels through segmented and focused management of the subscriber base. Wireless also made significant progress in improving the implementation difficulties and certain process deficiencies related to the deployment of its customer care and billing system.

DATA AND MESSAGING SERVICES AND EQUIPMENT SALES

(Subscriber statistics in thousands except                    Year Ended December 31,
                                                              -----------------------
  ARPU, churn and usage)                        2001           2000           Chg.         % Chg.
  ----------------------                        ----           ----           ----         ------
Gross additions
Data and two-way messaging                      36.7           20.2           16.5           81.7
One-way messaging                              104.7          131.6          (26.9)         (20.4)
                                            --------       --------       --------          -----
                                               141.4          151.8          (10.4)          (6.9)
Net additions
Data and two-way messaging                      27.9           17.7           10.2           57.6
One-way messaging                              (44.4)         (25.7)         (18.7)         (72.8)
                                            --------       --------       --------          -----
                                               (16.5)          (8.0)          (8.5)        (106.3)
Total subscribers
Data and two-way messaging                      54.7           26.8           27.9          104.1
One-way messaging                              372.7          417.1          (44.4)         (10.6)
                                            --------       --------       --------          -----
                                               427.4          443.9          (16.5)          (3.7)
ARPU
Data and two-way messaging                  $  27.54       $  21.97       $   5.57           25.4
One-way messaging                           $   9.34       $  10.90       $  (1.56)         (14.3)

Data and two-way messaging services revenue was $12.9 million in 2001, an increase of $8.2 million or 174.5% from 2000. Wireless ended the year with 54,700 data and two-way messaging subscribers, an increase of 27,900, or 104.1%, from 2000 due to increased subscriptions to the two-way BlackBerry Wireless Handheld(TM) messaging service. Monthly data and two-way messaging ARPU was $27.54, an increase of $5.57 or 25.4% from 2000, attributable to increased usage and a higher average ARPU being received on new activations on the two-way BlackBerry messaging service.

One-way messaging (paging) revenues of $43.6 million declined $12.4 million, or 22.1%, from 2000 as a result of a 44,400, or 10.6%, decline in subscribers as compared to 2000. Wireless believes this decline was due to a continuing decline in the one-way paging market as customers transition to wireless voice or two-way messaging services.

EQUIPMENT SALES REVENUE
In 2001, revenue from wireless voice, data and messaging equipment sales was $181.3 million, down $20.3 million, or 10.0%, from the prior year. Equipment is sold to independent dealers, agents and retailers generally at cost. The decrease in equipment revenue reflects declining per unit costs and does not materially impact Wireless' operating income.

OPERATING EXPENSES

(In millions of dollars, except per subscriber statistics.                                Year Ended December 31,
                                                                                          -----------------------
  Subscriber gross additions in thousands)                                  2001           2000           Chg.            % Chg.
  ----------------------------------------                                  ----           ----           ----            ------
Operating expenses before sales and marketing costs                      $   668.8      $   570.2      $    98.6            17.3

Average monthly operating expenses, before
sales and marketing costs, per average wireless subscriber               $   17.76      $   17.34      $    0.42             2.4

Sales and marketing costs, including retention costs                     $   501.8      $   466.8      $    35.0             7.5

Total wireless gross additions (wireless voice, messaging and data)        1,362.5        1,205.2          157.3            13.1

Sales and marketing cost per wireless gross addition                     $     368      $     387      $     (19)           (4.9)
Sales and marketing cost per wireless gross addition
  excluding retention costs                                              $     293      $     304      $     (11)           (3.6)


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
SALES AND MARKETING

In early 2001, Wireless reorganized its sales and marketing groups to concentrate on three market segments: business, consumer and youth. This organizational structure focuses on attracting and retaining subscribers within each segment by providing product and service offerings that are developed, priced and promoted specifically to meet the demands of that segment. An example of this is Wireless' "ready4U" product, launched in late 2001 and designed to attract the large consumer market in the fourth quarter. "ready 4U" offers customers a wireless handset and a specified number of months of airtime for a combined upfront price. This product was designed for easy gift giving for the holiday season and Wireless plans to continue to market this convenient offer in 2002. Also in 2002, Wireless intends to leverage the capabilities of its new GSM/GPRS network and Amdocs billing system by offering customers a number of new products, features and price plans.

Sales and marketing expenses, net of equipment margin and excluding retention costs, were $399.6 million, an increase of $33.7 million or 9.2% from $365.9 million in 2000. The increase in total sales and marketing expenses was due to increased gross additions over 2000 resulting in higher subscriber acquisition costs related to activation commissions paid to Wireless' distribution. Total gross additions increased 157,300, or 13.1%, to 1,362,500 from 2000. Sales and marketing costs per wireless subscriber gross addition, excluding subscriber retention costs, were $293, a decrease of $11, or 3.6%, from $304 in 2000. This decline was partially due to a greater percentage of gross additions being on Wireless' lower cost prepaid service. Prepaid gross additions represented 34.5% of total gross voice additions in 2001 as compared to 30.4% in 2000.

CUSTOMER RETENTION

Wireless' existing wireless voice, messaging and data subscriber base, which numbers in excess of 3.4 million, represents a key asset. The cost to acquire a new subscriber is much higher than the cost of retaining an existing subscriber relationship. As such, Wireless focuses extensively on retaining its subscribers through customer satisfaction, loyalty programs and the proactive renewal of subscriber contracts. Sales and marketing costs per wireless subscriber gross addition, including retention costs, was $368, a decrease of $19, or 4.9%, from $387 in 2000. Total retention program costs for 2001 were $102.2 million, $1.3 million, or 1.3%, higher than 2000. This increase was driven by an increase in the subscriber base, offset by more efficient retention spending due to redesigned programs and lower handset costs.

Initiatives surrounding retention are now focusing on customer segments to increase subscriber satisfaction, reduce churn and control costs. A key aspect of Wireless' retention program allows a subscriber, based upon certain eligibility criteria, to obtain a newer model handset at a price as good, or better than, current offers for new subscribers. Churn for digital subscribers continues to be significantly lower than that of analog subscribers; accordingly, substantially all retention focused handsets upgrades are to digital handsets. Wireless believes the retention handset program is an effective way to cost effectively migrate its subscriber base from analog to digital service as well as reduce deactivations, and, partially as a function of this program, Wireless now has approximately 67% of its subscriber base on digital service.

OPERATING EXPENSES, EXCLUDING SALES, MARKETING AND RETENTION

Total operating expenses, before sales, marketing and retention costs, were $668.8 million, $98.6 million or 17.3%, higher than 2000. Average monthly operating expense per subscriber, excluding sales and marketing and retention costs, increased $0.42, or 2.4%, to $17.76 per subscriber per month in 2001, compared to $17.34 in 2000. The CRTC regulatory mandated contribution subsidy regime implemented by the CRTC on January 1, 2001, accounted for $47.3 million of the total operating expense increase. Excluding these contribution payments, average monthly operating expense per subscriber was $16.38, a decrease of $0.82 or 4.8% from $17.20 in 2000. Customer care expenses increased 13.2% due to an 18.4% increase in the subscriber base. In addition, Wireless experienced increased customer care costs in the first half of 2001 due to higher call volumes on billing and other issues encountered in the conversion to its new billing and customer care system. Network costs increased 5% year-over-year as a result of increased cell sites and maintenance costs related to increased usage.

OPERATING PROFIT

Operating profit was $401.3 million in 2001, an increase of $0.7 million, or 0.2%, from $400.6 million in 2000. Operating profit as a percentage of revenue, or operating profit margin, declined in 2001 to 22.9% from 24.4% in 2000.

FIXED CHARGES

                                                      Year Ended December 31,
                                                      -----------------------
(In millions of dollars)                     2001        2000        Chg.      % Chg.
------------------------                     ----        ----        ----      ------
Depreciation and amortization expense       391.8       334.6        57.2        17.1
Interest expense                            184.3       128.0        56.3        44.0

Depreciation and amortization expense totaled $391.8 million in 2001, an increase of $57.2 million, or 17.1%, from $334.6 million in 2000 due to the increase in the fixed asset base, which is more fully discussed in the subsection entitled "Capital Expenditures". In addition, as a result of the introduction of new network technology, Wireless reduced the estimated useful lives of certain network equipment, which resulted in an increase in depreciation expense in 2001 of $20.8 million.

Interest expense was $184.3 million in 2001, an increase of $56.3 million or 44.0% from $128.0 million in 2000, due to higher average long-term debt balances arising from increased debt primarily to fund the construction and deployment of Wireless' new GSM/GPRS network. (See subsection entitled "Financial Position - Liquidity and Capital Resources" for further details and description.)

LOSS

                                           Year Ended December 31,
                                           -----------------------
(In millions of dollars)        2001         2000         Chg.       % Chg.
------------------------        ----         ----         ----       ------
Loss for the period           (179.8)       (67.2)      (112.6)          --

Relatively unchanged operating profit, combined with higher depreciation and amortization expense and higher interest expense, resulted in a loss of $179.8 million compared to a loss in the prior year of $67.2 million.

CAPITAL EXPENDITURES

                                                                          Year Ended December 31,
                                                                          -----------------------
(In millions of dollars)                                          2001       2000       Chg.      % Chg.
------------------------                                          ----       ----       ----      ------
Capital expenditures (excluding spectrum license costs (1))      654.5      526.0      128.5       24.4

      (1) Spectrum licenses across Canada for the deployment of next generation wireless services were acquired in February 2001 at a total cost of $396.8 million, including expenses.

Capital expenditures, excluding spectrum license costs, totaled $654.5 million in 2001, an increase of $128.5 million, or 24.4%, from $526.0 million in 2000. Network related capital expenditures in 2001 totaled $518.1 million, of which approximately $272.3 million related to Wireless' new GSM/GPRS network, approximately $106.9 million related to technical spending, and approximately $58.9 million related to capacity expansion of the TDMA digital network. The remaining $80.0 million of network capital spending pertained primarily to (1) the construction of new cell sites, including "in-fill" sites for improved coverage in existing coverage areas and sites for new coverage and (2) various network optimization and upgrade projects. Wireless added 233 new cell sites to the network in 2001. With these additional sites, Wireless has continued to construct the infrastructure necessary for higher quality digital coverage and lower cost incremental capacity, in most cases by adding channels on existing sites. The remaining capital expenditures of $136.4 million represent expenditures of (1) $85.9 million on information technology initiatives and (2) $50.5 million relating to the construction of new call centres and retail stores, and the expansion and upgrade of existing office facilities, including Wireless' primary facility in Toronto.

Spectrum Acquisition
In January 2001, Industry Canada conducted an auction for 62 wireless licenses in the 1900 MHz frequency band in 16 regions across Canada. Wireless acquired an additional 20 MHz of spectrum in eastern and northern Ontario, southern Quebec, Alberta, British Columbia, the Midwest and the Atlantic provinces, and 10 MHz of spectrum in southern Ontario. The aggregate cost of the spectrum licenses was $396.8 million, including related expenses.


                                       23